Jeffrey O'Brien
Partner

80 South 8th Street, Suite 4800
Minneapolis, MN 55402
Direct: 612.852.2723
Fax: 612.852.2701
Jeffrey.OBrien@huschblackwell.com

January 28, 2025

SUBMITTED VIA EDGAR

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Withdrawal of Azotto Technology, LLC Offering Statement on Form 1-A

Dear Sir/Madam:

Please be advised that our firm represents Azotto Technology, LLC (the “Issuer”).

Pursuant to Rule 259 of Regulation A promulgated pursuant to the Securities Act of 1933, as amended, Azotto Technology, LLC, (the "Company") respectfully requests the withdrawal of its Offering Statement on Form 1-A (File No. 024-12336), together with all amendments and exhibits thereto (collectively, the "Offering Statement"), first filed with the Securities and Exchange Commission (the "Commission") on October 10, 2023.

The Offering Statement relates to the public offering of utility tokens (the "Tokens").

The Company is requesting the consent of the Commission to the withdrawal of the Offering Statement because the Company has determined it is not in the best interest of the Company to continue with this Offering Statement. No Tokens have been sold in this offering.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Offering Statement effective as of the date hereof or at the earliest practicable date hereafter.

Please advise as to any questions or comments regarding this matter.

U.S. Securities & Exchange Commission
Division of Corporation Finance
January 28, 2025

Very truly yours, HUSCH BLACKWELL LLP /s/ Jeffrey C. O’Brien

cc:	Azotto Technology, LLC